# SEC Schedule 13D — Beneficial ownership report by holders of more than 5% of a class

Issuer: MGT Capital Investments, Inc., CIK 0001001601
CUSIP: 55302P202
Title of class of securities: Common Stock, par value $0.001 per share
Address of issuer's principal executive offices: 50 Montreal Avenue, Suite 133, Melbourne, Florida (FL), 32935
Date of event which requires filing of this statement: 09/23/2025
Filed by CIK 0001547396
Persons authorized to receive notices and communications: Michael G. Onghai, 752 Avelino Vicente, San Juan, Puerto Rico (PR), 00909, 646-709-3731

## Reporting persons
- Michael G. Onghai (CIK 0001547396): type of reporting person: individual (IN); citizenship or place of organization: United States (X1); source of funds: subject company funds (SC); sole voting power 500,586,000; shared voting power 0; sole dispositive power 500,586,000; shared dispositive power 0; aggregate amount beneficially owned 500,586,000 (11.5% of the class)
  Comment: Percentage is calculated based on 4,340,670,903 shares of Common Stock outstanding as of September 26, 2025, as disclosed by the Issuer in its Current Report on Form 8-K filed with the Securities and Exchange Commission on that date.

## Item 1. Security and Issuer
Title of class of securities: Common Stock, par value $0.001 per share
Name of issuer: MGT Capital Investments, Inc.
Address of issuer's principal executive offices: 50 Montreal Avenue, Suite 133, Melbourne, Florida (FL), 32935

## Item 2. Identity and Background
Name of person filing: This Schedule 13D is being filed by Michael G. Onghai, an individual and citizen of the United States of America (the "Reporting Person").
Residence or business address: The address of the Reporting Person is 752 Avelino Vicente, San Juan, Puerto Rico, 00909.
Present principal occupation or employment: The principal occupation of Mr. Onghai is Chief Executive Officer of Looksmart Group at 201 N Central Avenue, Phoenix, AZ 850004.
Criminal convictions in the last five years: During the past five years, the Reporting Person has not been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors).
Civil proceedings (securities laws) in the last five years: During the past five years, the Reporting Person has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction, as a result of which he became or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.
Citizenship: USA

## Item 3. Source and Amount of Funds or Other Consideration
Source and amount of funds or other consideration:
The purchase price for the shares of Common Stock reported on this Schedule 13D as beneficially owned by the Reporting Person was funded through compensation received from the Issuer in connection with services rendered by the Reporting Person in his capacity as a director of the Issuer.

Any information required by this Item 3 that is not expressly provided herein is included in Item 4 below and incorporated herein by reference.

## Item 4. Purpose of Transaction
Purpose of transaction:
As disclosed in the Issuer's Form 8-K filed with the Securities and Exchange Commission on September 26, 2025, on September 23, 2025, the Issuer entered into a compensatory arrangement with its director, the Reporting Person, pursuant to an Exchange Agreement (the "Exchange Agreement"), under which the Issuer issued 500,000,000 shares of common stock to the Reporting Person in full satisfaction of accrued and unpaid director fees totaling $56,000 as of December 31, 2024. The issuance was effected as a direct grant, was not made pursuant to any stockholder-approved equity compensation plan, and was conducted in reliance on the exemption from registration provided by Section 4(a)(2) of the Securities Act of 1933, as amended. As a result of the issuance, the Reporting Person beneficially owned approximately 11.5% of the Issuer's outstanding shares of Common Stock. This ownership percentage is based on 4,340,670,903 shares of Common Stock outstanding as of September 26, 2025, as reported by the Issuer in its Current Report on Form 8-K filed with the Securities and Exchange Commission on that date.

The foregoing description of certain terms of the Exchange Agreement is not complete and is qualified in its entirety by reference to the full text of the agreement, a copy of which is filed as Exhibit 10.2 to the Issuer's Current Report on Form 8-K filed on September 26, 2025, and is incorporated herein by reference.

The Reporting Person acquired the shares of Common Stock reported herein for investment purposes. Except as otherwise disclosed in this Schedule 13D, the Reporting Person does not currently have any plan or proposal that would result in or relate to any of the matters described in subparagraphs (a) through (j) of Item 4 of Schedule 13D. The Reporting Person intends to review his investment in the Issuer on a continuing basis. Depending on various factors, including without limitation the Issuer's financial condition and strategic direction, actions taken by its board of directors, the market price of the Common Stock, alternative investment opportunities, conditions in the securities markets, and general economic and industry developments, the Reporting Person may in the future take such actions with respect to his investment in the Issuer as he deems appropriate. These actions may include, without limitation, acquiring additional shares of Common Stock, disposing of some or all of his holdings in Common Stock or warrants, engaging in discussions with the Issuer's management, board of directors, other shareholders, or third parties concerning the Issuer, and/or modifying his intentions with respect to any or all matters referred to in Item 4 of Schedule 13D.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned: The Reporting Person may be deemed to beneficially own 500,586,000 shares of the Issuer's Common Stock, representing 11.5% of the Issuer's outstanding Common Stock, which is calculated based on 4,340,670,903 shares of Common Stock outstanding as of September 26, 2025, as disclosed by the Issuer in its Current Report on Form 8-K filed with the Securities and Exchange Commission on that date.
Number of shares as to which each person has sole or shared power to vote or dispose: The Reporting Person has sole voting and dispositive power of 500,586,000 shares of Common Stock. The Reporting Person does not share any voting or dispositive or dispositive power with respect to his ownership of the Issuer's Common Stock.
Transactions in the class effected during the past sixty days: None other than the transactions described in Item 4 of this Schedule 13D.
Other persons with the right to receive dividends or sale proceeds: Not applicable.
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class: Not applicable.

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships: Not applicable.

## Signatures
- Michael G. Onghai: /s/ Michael G. Onghai, Michael G. Onghai (09/30/2025)